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[BLUESTAR COMMUNICATIONS LOGO]



                                  July 17, 2000



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:    BlueStar Communications Group, Inc.
                Form 8-A Application for Withdrawal

Ladies and Gentlemen:

         Reference is made to the withdrawal by BlueStar Communications Group, Inc. of Registration Statement on Form S-1 (Reg. No. 333-95699). Registrant hereby applies for the withdrawal of the Form 8-A filed in connection with the above-referenced Registration Statement which was withdrawn due to prevailing market conditions.

         Please do not hesitate to contact the undersigned at (615) 255-2100 or Mark T. Goglia at (214) 468-3744 if you have any questions regarding this application.



                                               Sincerely,


                                               /s/ Robert E. Dupuis
                                               ---------------------------------
                                               Robert E. Dupuis
                                               Chief Executive Officer



cc:  Carmelo M. Gordian, Brobeck, Phleger & Harrison LLP
     Mark T. Goglia, Brobeck, Phleger & Harrison LLP
     Kris F. Heinzelman, Cravath, Swaine & Moore


5 Corporate Centre
801 Cresent Centre Dr.
Suite 600
Franklin, TN 37067
(615) 778-6600